EXHIBIT 19.2

Rule 10b5-1 Plan Policy

Purpose

PTC has adopted this policy applicable to the implementation and use of Rule 10b5-1 Trading Plans to ensure that PTC Directors, Executive Officers, and Insiders adopt such plans in compliance with applicable law and in a manner that reduces the possible perception of abuse of such plans.

Scope

This policy shall apply to implementations of such Plans by PTC Directors, Executive Officers, and Insiders.

Policy

1.
Plans must be pre-approved by the General Counsel before they are adopted.
2.
Plans may be adopted or amended only when the person is not in possession of material non-public information about PTC.
3.
Plans may not be adopted or amended during a PTC trading blackout period.
4.
The first trade under a new or amended Plan may not occur until the earliest of the applicable permitted times set forth below.

Directors and Executive Officers	Employees and Other Insiders

No earlier than the later of:

▪
90 days after adoption or amendment of the Plan; and
▪
2 Business Days after PTC’s filing of a Form 10-Q or Form 10-K for the fiscal quarter in which the Plan was adopted or amended (up to a maximum of 120 days).[1]

No earlier than the first day after the end of the next PTC trading blackout period, and in no event less than 30 days after adoption or amendment of the Plan.

For example, if the Plan is adopted in the open window after the Q1 blackout period, the first trade may not occur until the trading window opens after the Q2 blackout period.

[1] For all years, PTC Q1 10-Q due February 9; Q2 10-Q due May 10; Q3 10-Q due August 10; 10-K due November 29.
5.
The effective term of a Plan upon adoption may not be less than six months.
6.
Only one active Plan may be maintained by a person at any time.
7.
Only one Single-Trade Plan may be maintained within a 12-month period.
8.
Trades may not be made outside the Plan when a Plan is in effect.
9.
Plans must be operated in good faith, including Plans adopted by PTC.
10.
Plans for Directors and Executive Officers must include certifications that such Director or Executive Officer is not aware of any material non-public information about PTC and that they are adopting the Plan in good faith.

February 2023

Rule 10b5-1 Plan Policy

Definitions

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Directors” means each member of the Board of Directors of PTC.

“Executive Officers” means each of PTC’s Section 16 Officers.

“Insiders” means persons, including PTC employees, for whom the purchase or sale of a security of PTC, on the basis of material nonpublic information about that security or PTC, would represent a breach of a fiduciary duty or a duty of trust or confidence that is owed directly, indirectly, or derivatively, to PTC or the shareholders of PTC, or to any other person who is the source of the material nonpublic information.

“Single-Trade Plan” means a Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction.

February 2023